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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30220

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
IAC Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2122 York Road, Suite 300
(No. and Street)

Oak Brook	IL	60523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alberta Roberts — (630) 684-9260
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

303 East Wacker Drive	Chicago	IL	60601
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alberta Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IAC Securities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Alberta S Roberts
Signature

President
Title

Margaret K. Diemand 2-27-02
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors and Stockholder of
IAC Securities, Inc.:

We have audited the accompanying statement of financial condition of IAC Securities, Inc., a wholly owned subsidiary of ILona Financial Group, Inc., as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of IAC Securities, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 8, the Company discontinued the sale of all products on December 31, 2001 and in 2002 has filed the applicable notices with regulatory agencies for termination of their licenses to operate as a broker-dealer and insurance agent. Management expects to receive approval in the second quarter of 2002.

KPMG LLP

February 22, 2002



IAC SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	273,169
Accounts receivable:		
Commissions		1,585
Clearing broker		241,868
Other, net of allowance for doubtful accounts of $20,063		50,160
Due from parent company		405,359
Prepaid expenses		5,486
Deposit with clearing broker		25,000
Total assets	$	1,002,627

Liabilities and Stockholder's Equity

Liabilities:		
Commission payable	$	79,974
Accounts payable and other accrued liabilities		82,133
Due to affiliate companies		70,446
Total liabilities		232,553
Stockholder's equity		770,074
Total liabilities and stockholder's equity	$	1,002,627

See accompanying notes to statement of financial condition.

IAC SECURITIES, INC.

Notes to the Statement of Financial Condition

December 31, 2001

(1) Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying statement of financial condition is set forth below.

Nature of Business

IAC Securities, Inc. (the Company) operates as a broker-dealer, dealing primarily in the sale of mutual funds, variable annuities, variable universal life insurance, and certain other general securities. The Company is a wholly owned subsidiary of ILona Financial Group, Inc. (ILona). Formerly, the Company was a wholly owned subsidiary of Inter-State Assurance Company (Inter-State), which was a wholly owned subsidiary of ILona. During 2001, ILona purchased all of the outstanding common stock from Inter-State. In 2001, ILona disposed of its wholly owned subsidiaries, Inter-State and First Variable Life Insurance Company (FVL).

The Company discontinued the sale of all products on December 31, 2001.

Deferred Taxes

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Income Taxes

The Company is included in the consolidated Federal and state income tax returns filed by ILona. ILona and its subsidiaries, including the Company, have adopted the policy of allocating income tax expenses or credits based upon the pro rata contribution of taxable income or losses, which generally results in reporting income taxes as though it filed a separate tax return. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity.

The Company has recorded deferred tax assets of $1,063,274, principally reflecting the benefit of loss carryforwards at December 31, 2001. At December 31, 2001, these loss carryforwards aggregate $2,920,000 and expire from 2008 through 2021. Realization of the deferred income tax asset is dependent on the consolidated group's ability to generate sufficient taxable income prior to expiration of the loss carryforwards. Management believes it is more likely than not that the deferred tax assets will not be realized since the Company will not have the ability to use existing net operating losses as ILona is not expected to have future taxable income and, therefore, have recorded a valuation allowance of $1,063,274.

A current tax benefit of $443,000 arising from realization of the benefit of net operating losses incurred during the year against the taxable income of ILona is included in the balance due from parent in the accompanying statement of financial condition.

(Continued)

(3) Commissions

Commissions and related brokerage commission expenses are recorded on a trade-date basis as securities transactions occur.

(4) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $285,069, which was $235,069 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.82 to 1.0.

(5) Benefit Plans

Substantially all full-time employees of the Company are participants in a noncontributory defined benefit retirement plan sponsored by ILona. Benefits are generally based on compensation levels and years of service. The participation in the plan was frozen in December 2000 and no employees hired after January 1, 2001 will participate in the plan.

Employees of the Company also participate in a contributory defined contribution plan sponsored by ILona, which is qualified under Section 401(k) of the Internal Revenue Code. The plan covers substantially all full-time employees of the Company. Employees can contribute up to 15% of their annual salary to the plan. The Company contributes an additional amount, subject to limitations, based on the voluntary contribution of the employee. Further, the plan provides for additional employer contributions at the discretion of the Board of Directors.

(6) Related-party Transactions

The Company received capital contributions during 2001 from Inter-State of $1,300,000 and from ILona of $200,000.

(7) Contingencies

The Company is subject to various lawsuits which arise in the ordinary course of business. Management, after consultation with outside legal counsel, has a reasonable expectation that the resolution of these various lawsuits will not exceed the shareholder's equity of the Company at December 31, 2001.

(8) Subsequent Event

The Company discontinued the sale of all products on December 31, 2001. In 2002, the Company has filed the applicable notices and applications with regulatory agencies for termination of their licenses to operate as a broker-dealer and an insurance agent. Management expects to receive approval in the second quarter of 2002.



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholder of
IAC Securities, Inc.:

In planning and performing our audit of the statement of financial condition of IAC Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2002